Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF WRAP TECHNOLOGIES, INC.

Pursuant to Article Seven of the Amended and Restated Certificate of Incorporation of Wrap Technologies, Inc., a Delaware corporation (the “Company”), Article XIV of the Amended and Restated Bylaws of the Company (as amended heretofore, the “Bylaws”), and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Company are hereby amended as follows:

Article II, Section 9 is hereby deleted in its entirety and replaced with the following Bylaw:

“QUORUM. One-third of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than one-third of the outstanding shares are represented at a meeting, the chairman of the meeting may, to the extent permitted by law, adjourn the meeting from time to time until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment or postponement, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.”

IN WITNESS WHEREOF, this amendment to the Bylaws of the Company is executed on December __, 2023.

By:
Name:
Title: